NanoAsia, Ltd.
Shop G18-19, Zheng Cheng Bu
Xing Jie, Zhen Xing San Jei
Dongguan, Guangdong, China

March 11, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Katherine Way, Division of Corporation Finance

Re:           NanoAsia Ltd.
 Registration Statement on Form S-1
 Filed December 23, 2008
                 File No. 333-156409

This is the response of NanoAsia, Ltd. (the “Company”) to your letter of March 6, 2009, by Barbara C. Jacobs of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1 (the “Comment Letter”).  The Company has filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form S-1/A (the “Amended S-1”).

Below are the responses to the Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Plan of Operations in the Next Twelve Months, page 36

1.
We note that in response to prior comment 2 from our letter of January 16, 2009, you have revised disclosure in this section to suggest that you do not expect to incur significant expenses in the next twelve months, other than in connection with your reporting obligations and certain other administrative expenses.  For example, you state on page 36 that you do not expect to incur significant costs in connection with your efforts to build relationships with NanoDuck and other chemical suppliers and that you believe that costs of your testing and feedback program will be minimal.  We note further the disclosure in Business on page 31 indicating that the company will owe NanoDuck a payment of $20,000 within 18 months of March 2008, under the terms of your exclusive distributorship agreement with NanoDuck.  Please tell us what consideration you gave to this contractual payment obligation owed to NanoDuck in quantifying the funds necessary for the company to implement its business plan.

In response to this comment, the Company clarified the terms of the contractual obligation to NanoDuck in the MD&A section under the heading “Purchases.”

Liquidity and Capital Resources, page 38

2.
Further to comment 1 above, please tell us what consideration you gave to your contractual payment obligation to NanoDuck in calculating your anticipated deficiency in capital resources to fund planned operations for the next twelve months, which deficiency your disclosure suggests is approximately $30,000.

In response to this comment, the Company included the obligation to NanoDuck in calculating capital resources and therefore increased the deficiency by another $20,000 for a total of $50,000.

Thank you for the opportunity to respond to these comments.

Sincerely,

NanoAsia, Ltd.

/s/Ryan Chi Wing So
Ryan Chi Wing So
President